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EXHIBIT 22.3

[NSAI LETTERHEAD]

February 10, 2004

Mr. Mark S. Sexton
Evergreen Resources Canada, LTD.
1401 Seventeenth Street, Suite 1200
Denver, Colorado 80202

Dear Mr. Sexton:

        In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2003, to the Evergreen Resources Canada, LTD. (ERC) interest in certain oil and gas properties located in Alberta and Saskatchewan Provinces, Canada, as listed in the accompanying tabulations. We have used a conversion factor from CAN$ to US$ of 0.774. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the ERC interest, as of December 31, 2003, to be:

	Net Reserves		Future Net Revenue (US$)
Category	Oil (Barrels)	Gas (MCF)	Total	Present Worth at 10%
Proved Developed
Producing	533,790	20,226,324	81,170,600	46,941,900
Non-Producing	31,396	2,961,625	12,013,400	8,376,600
Proved Undeveloped	169,744	9,070,280	33,595,200	17,453,800

Total Proved	734,930	32,258,229	126,779,200	72,772,300

        The oil reserves shown include crude oil, condensate, and natural gas liquids (NGL). Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

        The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

        As shown in the Table of Contents, this report includes a summary projection of reserves and revenue for each reserve category along with one-line summaries of reserves, economics, and basic data by lease. For the purposes of this report, the term "lease" refers to a single economic projection.

        Future gross revenue to the ERC interest is after deducting Crown and freehold royalties. Future net revenue is after adjustment for these items, freehold mineral taxes, future capital costs, and operating expenses but before consideration of any income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

        Oil and NGL prices used in this report are based on regional posted prices in effect on December 31, 2003, adjusted by field for quality, transportation fees, and price differentials. Gas prices used in this report are based on regional spot market prices in effect on December 31, 2003, adjusted by field for energy content, transportation fees, and price differentials. Oil, NGL, and gas prices are held constant in accordance with SEC guidelines. The average oil price, weighted by production over the life of the proved reserves, is $25.45 per barrel. The average NGL price, weighted by production over the life of the proved reserves, is $27.33 per barrel. The average gas price, weighted by production over the life of the proved reserves, is $4.87 per MCF.

        Lease and well operating costs are based on operating expense records of ERC. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. For all properties, headquarters general and administrative overhead expenses of ERC are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

        We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the ERC interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement for such imbalances; our projections are based on ERC receiving its net revenue interest share of estimated future gross gas production.

        The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind pipe zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. As such, these reserve estimates are usually subject to greater revision than those based on substantial production and pressure data; it may be necessary to revise these estimates as additional performance data become available. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

        In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

        The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Evergreen Resources Canada, LTD. and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,
/s/ Frederic D. Sewell
DDS:RDM

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  EXHIBIT 22.3